# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Plutus Financial Group Ltd, CIK 0001933021
CUSIP: G7144S103
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 8/F., 80 GLOUCESTER ROAD, WANCHAI, HONG KONG, China (F4), 00000
Date of event which requires filing of this statement: 07/29/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002062501

## Reporting persons
- Innovax Asset Management Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,376,487; sole dispositive power 0; shared dispositive power 1,376,487; aggregate amount beneficially owned 1,376,487 (8.9% of the class)
- Innovax Asset Management Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Hong Kong (K3); member of a group; sole voting power 0; shared voting power 1,376,487; sole dispositive power 0; shared dispositive power 1,376,487; aggregate amount beneficially owned 1,376,487 (8.9% of the class)

## Item 1. Issuer
Name of issuer: Plutus Financial Group Ltd
Address of issuer's principal executive offices: 8/F., 80 GLOUCESTER ROAD, WANCHAI, HONG KONG, CHINA, 00000

## Item 2. Person Filing
Name of person filing:
Innovax Asset Management Limited
HBV Special Opportunities Limited Partnership Fund
Address of principal business office or, if none, residence:
The address of Innovax Asset Management Limited is Unit 1-C, 20/F, Neich Tower, 128 Gloucester Road, Wan Chai, Hong Kong
The address of HBV Special Opportunities Limited Partnership Fund is Room 1004, Harvest Building, 29-37 Wing Kut Street, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Innovax Asset Management Ltd: 1376487

HBV Special Opportunities LPF: 1376487
Percent of class:
Innovax Asset Management ltd: 8.93

HBV special opportunities LPF: 8.93%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Innovax Asset Management ltd: 1376487

hbv special opportunities LPF: 1376487
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
INnovax asset Management: 1376487

HBV special opportunity LPF: 1376487

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Innovax Asset Management Ltd: li lap sun, director (11/13/2025)
- Innovax Asset Management Ltd: li lap sun, director (11/13/2025)